FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1997

                                      OR

      [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                   WAUSAU-MOSINEE PAPER CORPORATION SALARIED
                         SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                     WAUSAU-MOSINEE PAPER CORPORATION
                        1244 KRONENWETTER DRIVE
                         MOSINEE, WI 54455-9099
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 WAUSAU-MOSINEE PAPER CORPORATION
 SALARIED SAVINGS AND INVESTMENT PLAN
 Mosinee, Wisconsin



 FINANCIAL STATEMENTS
 AND SUPPLEMENTAL SCHEDULES
 Year Ended December 31, 1997

                      WAUSAU-MOSINEE PAPER CORPORATION
                    SALARIED SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        Year Ended December 31, 1997


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statements of Net Assets Available for Benefits                     5 - 7

   Statement of Changes in Net Assets Available for Benefits           8 - 12

   Notes to Financial Statements                                      13 - 20

 Supplemental Schedules:

   Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                           Purposes                                     22

   Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions   23 - 24

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin


 We have audited the accompanying statements of net assets available for benefits of the WAUSAU-MOSINEE PAPER CORPORATION SALARIED SAVINGS AND INVESTMENT PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WAUSAU-MOSINEE PAPER CORPORATION SALARIED SAVINGS AND INVESTMENT PLAN as of December 31, 1997 and 1996, and changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   WIPFLI ULLRICH BERTELSON LLP
                                   Wipfli Ullrich Bertelson LLP

 June 19, 1998
 Wausau, Wisconsin

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 1997
                                                      WAUSAU-MOSINEE
                               TEMPLETON     FIDELITY   PAPER CORP    NATIONWIDE    NEUBERGER &
                                FOREIGN      MAGELLAN  COMMON STOCK    INDEXED      BERMAN LIM
                                FUND I         FUND        FUND      FIXED OPTION  MAT BOND TRST
 ASSETS:
 Receivables:
   Employer contributions     $      957   $      843   $    1,034   $    1,276     $      -
   Participant contributions       3,313        9,464        4,031        4,145          387
 Investments                   1,212,526    3,855,782    1,528,800    3,130,103      142,220

 Total assets                  1,216,796    3,866,089    1,533,865    3,135,524      142,607

 Net assets available
  for benefits                $1,216,796   $3,866,089   $1,533,865   $3,135,524     $142,607

                                            FIDELTY     PHOENIX   NEUBERGER &     DREFUS       JANUS
                              DREYFUS A     PURITAN     BALANCED     BERMAN     S & P 500     TWENTY
                              BONDS PLUS      FUND        FUND   GUARDIAN TRST  INDEX FUND     FUND
 ASSETS:
 Receivables:
   Employer contributions     $      86    $      726   $    38   $    1,770   $    1,921   $    1,216
   Participant contributions        207         2,499       136       10,912        5,108        4,194
 Investments                    105,373     1,005,663    74,776    4,905,454    1,350,921    1,251,599

 Total assets                   105,666     1,008,888    74,950    4,918,136    1,357,950    1,257,009

 Net assets available
  for benefits                $ 105,666    $1,008,888   $74,950   $4,918,136   $1,357,950   $1,257,009

                                JANUS      NSAT SMALL  WARBURG-PINCUS
                              WORLDWIDE     COMPANY       EMERGING     PERSONAL      PERSONAL
                                 FUND         FUND      GROWTH FUND   PORTFOLIO 1  PORTFOLIO 2
 ASSETS:
 Receivables:
   Employer contributions     $    1,076    $      -     $    159     $    10        $   171
   Participant contributions       4,147         356          862          32            910
 Investments                   1,032,575      72,318      182,719      68,044         96,350

 Total assets                  1,037,798      72,674      183,740      68,086         97,431

 Net assets available
  for benefits                $1,037,798    $ 72,674     $183,740     $68,086        $97,431

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 1997
                                  (continued)
                             PERSONAL     PERSONAL      PERSONAL     PERSONAL    PARTICIPANT
                           PORTFOLIO 3   PORTFOLIO 4   PORTFOLIO 5  PORTFOLIO 6     LOANS       TOTALS
 ASSETS:
 Receivables:
   Employer contributions    $    -      $    171       $    404     $    259     $      -   $    12,117
   Participant contributions     14           498          1,272        1,548                     54,035
 Investments                  2,716       126,190        183,184      394,461      471,871   $21,193,645

 Total assets                 2,730       126,859        184,860      396,268      471,871   $21,259,797

 Net assets available
  for benefits               $2,730      $126,859       $184,860     $396,268     $471,871   $21,259,797

                         See accompanying notes to financial statements

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               December 31, 1996

                                TEMPLETON    NEUBERGER     MARSHALL                    FIDELITY
                                 FOREIGN     & BERMAN      & ILSLEY      GENERAL       MAGELLAN
                                 FUND I   GUARDIAN FUND  BALANCED FUND   ACCOUNT         FUND
 ASSETS:
 Receivables:
   Employer contributions     $      333   $   1,908      $    320      $      873   $    1,698
   Participant contributions       1,319       8,499         1,708           4,302        3,004
   Interest receivable
 Investments                   1,002,446    4,839,711      869,719       4,276,239    4,081,386

 Total assets                  1,004,098    4,850,118      871,747       4,281,414    4,086,088

 Net assets available
  for benefits                $1,004,098   $4,850,118     $871,747      $4,281,414   $4,086,088

                                  WAUSAU-MOSINEE
                                    PAPER CORP
                                   COMMON STOCK      PARTICIPANT
                                        FUND             LOANS        TOTALS
 ASSETS:
 Receivables:
   Employer contributions         $      360         $       -     $     5,492
   Participant contributions           2,331                            21,163
   Interest receivable                                     920             920
 Investments                       1,929,443           304,117      17,303,061

 Total assets                      1,932,134           305,037      17,330,636
 Net assets available
  for benefits                    $1,932,134         $ 305,037     $17,330,636

                         See accompanying notes to financial statements

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1997

                            TEMPLETON     NEUBERGER     MARSHALL                     FIDELITY
                             FOREIGN       & BERMAN     & ILSLEY       GENERAL       MAGELLAN
                              FUND I    GUARDIAN FUND BALANCED FUND    ACCOUNT         FUND
 ADDITIONS:
   Employer contributions  $   68,745   $   122,867   $   23,229    $    56,022    $  108,760
   Participant deferral
    contributions             271,435       482,238       81,788        211,532       415,694
   Participant rollover
    contributions              51,383        97,775       31,610         31,184        88,500
   Investment income          156,970     1,347,605      109,881        243,750       970,924
    Transfers from
     other funds

 Total Additions              548,533     2,050,485      246,508        542,488     1,583,878

 DEDUCTIONS:
   Employee benefits
    and withdrawals           215,039       266,357       54,911        131,552       418,624
   Investment loss
   Administrative
    expenses                      219           571          183            726           859
   Transfers to
    other funds               120,577     6,633,675    1,063,161      4,691,624     1,384,394

   Total deductions           335,835     6,900,603    1,118,255      4,823,902     1,803,877

 Net additions
  (deductions)                212,698    (4,850,118)    (871,747)    (4,281,414)     (219,999)
 Net assets available for
   benefits at beginning    1,004,098     4,850,118      871,747      4,281,414     4,086,088
 Net assets available for
   benefits at end         $1,216,796   $         -   $        -    $         -    $3,866,089

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1997
                                   (continued)
                         WAUSAU-MOSINEE
                           PAPER CORP     NATIONWIDE    NEUBERGER &                FIDELITY
                          COMMON STOCK      INDEXED     BERMAN LIM     DREYFUS A    PURITAN
                               FUND      FIXED OPTION  MAT BOND TRST  BONDS PLUS     FUND
 ADDITIONS:
   Employer contributions $   51,417      $   19,509    $    536     $    723    $    5,241
   Participant deferral
    contributions            203,398          58,094       2,864        2,197        20,937
   Participant rollover
    contributions             45,021                                      428         2,561
   Investment income         261,320          38,169       1,590        3,818        16,709
    Transfers from
     other funds                           3,185,386     137,617       98,500       998,970

 Total additions             561,156       3,301,158     142,607      105,666     1,044,418

 DEDUCTIONS:
   Employee benefits
    and withdrawals           55,552         165,621                                 35,530
   Investment loss
   Administrative
    expenses                     330              13
   Transfers to
    other funds              903,543


   Total deductions          959,425         165,634           0            0        35,530

 Net additions
  (deductions)              (398,269)      3,135,524     142,607      105,666     1,008,888
 Net assets available for
   benefits at beginning   1,932,134               0           0            0             0
 Net assets available for
   benefits at end        $1,533,865      $3,135,524    $142,607     $105,666    $1,008,888

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1997
                                  (continued)
                                PHOENIX     NEUBERGER &      DREYFUS
                                BALANCED      BERMAN        S & P 500
                                  FUND     GUARDIAN TRST   INDEX FUND
 ADDITIONS:
   Employer contributions       $   270    $   20,112      $    8,850
   Participant deferral
    contributions                 1,366        85,228          39,062
   Participant rollover
    contributions                               7,404          10,175
   Investment income                                            8,155
    Transfers from
     other funds                 73,939     5,453,964       1,291,729

 Total additions                 75,575     5,566,708       1,357,971

 DEDUCTIONS:
   Employee benefits
    and withdrawals                           128,429
   Investment loss                  625       520,059
   Administrative
    expenses                                       84             21
   Transfers to
    other funds

   Total deductions                 625       648,572             21

 Net additions
  (deductions)                   74,950     4,918,136      1,357,950
 Net assets available for
   benefits at beginning              0             0              0
 Net assets available for
   benefits at end              $74,950    $4,918,136     $1,357,950

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1997
                                    (continued)
                               JANUS        JANUS      NSAT SMALL  WARBURG-PINCUS
                               TWENTY      WORLDWIDE     COMPANY      EMERGING        PERSONAL     PERSONAL
                                FUND         FUND          FUND     GROWTH FUND      PORTFOLIO 1  PORTFOLIO 2
 ADDITIONS:
   Employer contributions  $    7,922    $    7,183    $      666     $   1,720        $    58     $    934
   Participant deferral
    contributions              32,042        30,241         3,292         7,081            194        5,436
   Participant rollover
    contributions               8,328         8,660             8
   Investment income                                                                       465          711
    Transfers from
     other funds            1,259,165     1,048,705        74,615       184,509         67,369       90,350

 Total additions            1,307,457     1,094,789        78,581       193,310         68,086       97,431

 DEDUCTIONS:
   Employee benefits
    and withdrawals
   Investment loss             50,433        56,987         5,907         9,570
   Administrative
    expenses                       15             4
   Transfers to
    other funds

   Total deductions            50,448        56,991         5,907        9,570               0            0

 Net additions
  (deductions)              1,257,009     1,037,798        72,674      183,740          68,086       97,431
 Net assets available for
   benefits at beginning            0             0             0            0               0            0
 Net assets available for
   benefits at end         $1,257,009    $1,037,798    $   72,674     $183,740         $68,086     $ 97,431

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1997
                                   (continued)
                           PERSONAL     PERSONAL      PERSONAL      PERSONAL   PARTICIPANT
                          PORTFOLIO 3  PORTFOLIO 4   PORTFOLIO 5   PORTFOLIO 6    LOANS      TOTALS
 ADDITIONS:
   Employer contributions   $  194     $   1,007      $  1,797     $  2,231     $      -    $    509,993
   Participant deferral
    contributions            1,090         3,009         7,803       12,780                    1,978,801
   Participant rollover
    contributions                                           33                                   383,070
   Investment income            24                                                35,214       3,195,305
    Transfers from
     other funds             1,422       124,594       179,091      394,560      132,489      14,796,974

 Total additions             2,730       128,610       188,724      409,571      167,703      20,864,143

 DEDUCTIONS:
   Employee benefits
    and withdrawals                                                                  869       1,472,484
   Investment loss                         1,751         3,864       13,303                      662,499
   Administrative
    expenses                                                                                       3,025
   Transfers to
    other funds                                                                               14,796,974

   Total deductions              0        1,751          3,864       13,303          869      16,934,982

 Net additions
  (deductions)               2,730      126,859        184,860      396,268      166,834       3,929,161
 Net assets available for
   benefits at beginning         0            0              0            0      305,037      17,330,636

 Net assets available for
   benefits at end          $2,730     $126,859       $184,860     $396,268     $471,871    $21,259,797

                         See accompanying notes to financial statements

                        WAUSAU-MOSINEE PAPER CORPORATION
                      SALARIED SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on January 1, 1988. It is a defined contribution plan covering all regular full-time salaried employees of Wausau-Mosinee Paper Corporation (the "Company"). An employee becomes eligible to participate in the Plan on the first month coinciding with or next following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16 percent of their gross annual compensation, as defined in the Plan document. Contributions are subject to certain limitations.

 Through December 31, 1997, Wausau-Mosinee Paper Corporation matched participant contributions up to 6 percent of a participant's annual base salary at the rate of $0.30 for every $1 contributed. Effective January 1, 1998, the Company increased its matching contribution up to 6 percent of a participant's annual base salary to $0.35 for every $1 contributed.

 Through December 31, 1997, the Company made an additional contribution for every $1 contributed by the participant up to 6 percent if a certain return on equity was attained, based on the Company's consolidated financial statements. This additional contribution accrued at the rate of $0.05 per $1 contributed by each participant if the return on equity was at least 16 percent up to a $1 per $1 additional contribution if the return on equity exceeded 30 percent. The Company achieved a return on equity of 17.2 percent during 1997 which equated to an additional contribution of $0.10 for each dollar contributed by participants up to 6 percent. Effective January 1, 1998, the Plan was amended to allow the Board of Directors to determine, at its discretion the additional contribution to be made for each $1 contributed by a participant who is employed on the last day of the plan year.

 The Plan also contains a provision that allows the Company to make discretionary contributions in an amount determined by the Board of Directors of the Company.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code (IRC). The Company does not match these contributions.

 VESTING

 Participants are fully vested in their salary deferral and rollover contributions plus earning/losses thereon. Vesting in the Company's matching, additional, and discretionary contributions plus actual earnings/losses thereon is based on years of continuous service. A participant is fully vested in the Company's contributions after three years of continuous service, or at the rate of 33 1/3 percent per year of service. A year of service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

 Participant contributions and earnings thereon, roll-over contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 FORFEITURES

 Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the employer's contribution. These forfeitures are used to reduce future employer contributions. The amount of forfeitures used to reduce Company contributions during 1997 was $111.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

 COMPANY STOCK

 Funds are invested exclusively in the common stock of Wausau-Mosinee Paper Corporation and are not considered to be a diversified investment option. The fund seeks long-term capital growth, with current income and growth of income as secondary objectives.

   <bullet> Wausau-Mosinee Paper Corporation Common Stock Fund

 INTERNATIONAL/GLOBAL FUNDS

 Funds are invested primarily in diversified equity securities and debt obligations of companies and governments outside the United States. The funds seek long-term capital appreciation.

   <bullet> Templeton Foreign Fund I
   <bullet> Janus Worldwide Fund

 AGGRESSIVE GROWTH FUNDS

 Funds are invested in diversified equity securities of small-to-medium sized companies in the United States with emerging or renewed growth potential. The funds seek long-term capital appreciation.

   <bullet> Nationwide Separate Account Trust (NSAT) Small Company Fund

   <bullet> Warburg Pincus Emerging Growth Fund

 GROWTH FUNDS

 Funds are invested in diversified equity securities of small, medium, and large companies considered to have better-than-average prospects for appreciation. The funds seek long-term capital appreciation.

   <bullet> Fidelity Magellan Fund
   <bullet> Janus Twenty Fund

 GROWTH AND INCOME FUNDS

 Funds are invested in a portfolio of common stocks, securities convertible to common stocks, and income-producing equity securities. The funds seek long-term total return and potential for capital appreciation with current income provided by dividends as a secondary objective.

   <bullet> Dreyfus S & P 500 Index Fund
   <bullet> Neuberger & Berman Guardian Fund
   <bullet> Neuberger & Berman Guardian Trust

 BALANCED/ASSET ALLOCATION FUNDS

 Funds are invested in common stocks for growth potential, high-quality government and corporate bonds to generate income, and short-term money market instruments to help balance volatility. The funds seek to maximize investment returns consistent with reasonable safety of principal by investing in a mix of asset classes noted above.

   <bullet> Fidelity Puritan Fund
   <bullet> Marshall & Ilsley Balanced Fund
   <bullet> Phoenix Balanced Fund

 INCOME FUNDS

 Funds are invested in a diversified group of high quality debt securities with varying maturities. The funds seek the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity.

   <bullet> Dreyfus A Bonds Plus
   <bullet> Neuberger & Berman Limited Maturity Bond Trust

 GUARANTEED RETURN CONTRACT

 Funds are invested primarily in investment grade bonds and mortgage backed securities. The fund guarantees a stated rate of return on a quarterly basis that is indexed to the Treasury Note yield.

   <bullet> General Account
   <bullet> Nationwide Indexed Fixed Option

 LIFESTYLE FUNDS

 Funds are managed by a group of subadvisers who manage a portion of each fund's portfolio. Each of the six lifestyle funds vary from conservative - short-term (Personal Portfolio 1) to aggressive - long-term (Personal Portfolio 6) investment styles.

   <bullet> Personal Portfolios 1 - 6

 Participants may change their investment elections for current account balance, future employee deferrals, and Company contributions as often as they like.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loan's bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 7.5 percent to 11.0 percent. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Pension Associates of Wausau, Inc., and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant will be fully vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the Nationwide Indexed Fixed Option and General Account are stated at contract amount which approximates fair value. Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

                                  -17-
 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at
 December 31, 1997 and 1996.  Investments that individually represent 5 percent or more of the Plan's net assets available for benefits are separately identified.
                                                         ASSET MARKET VALUE
                                                         1997          1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock       $ 1,528,800  $ 1,929,443

 Common/collective trust - Marshall & Ilsley
   Balanced Fund                                                      869,719

 Pooled separate accounts:
   Templeton Foreign Fund I                            1,212,526    1,002,446
   Fidelity Magellan Fund                              3,855,782    4,081,386
   Neuberger & Berman Guardian Trust                   4,905,454
   Dreyfus S & P Index Fund                            1,350,921
   Janus Twenty Fund                                   1,251,599
   Other                                               3,486,589

                                                      16,062,871    5,083,832

 Registered investment company - Neuberger &
   Berman Guardian Fund                                             4,839,711

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                       471,871      304,117
 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial
   institutions:
   Nationwide Indexed Fixed Option                     3,130,103
   General account                                                  4,276,239

                                                       3,130,103    4,276,239

      Total investments                             $ 21,193,645  $17,303,061

 During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
                                                      NET CHANGE IN FAIR VALUE
                                                         1997         1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock       $  261,320   $ (164,599)
 Common/collective trust                                109,881       71,389
 Pooled separate accounts                               496,867      537,133
 Registered investment company                        1,347,605      742,716

                                                      2,215,673    1,186,639

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                       35,214       26,277

 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial
   institutions                                         281,919      275,850

   Net change in fair value                         $ 2,532,806  $ 1,488,766

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at
 December 31, 1997 and 1996 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on a modified cash basis.
                                                        1997           1996
 Net assets available for benefits                 $ 21,259,797   $ 17,330,636
 Less - Receivables for employer, participant,
        and interest                                     66,152         27,575

 Net assets available for benefits - Form 5500     $ 21,193,645   $ 17,303,061

                                  -19-

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the Plan administrator's office located in Mosinee, Wisconsin during normal business hours.

                        SUPPLEMENTAL SCHEDULES

                    WAUSAU-MOSINEE PAPER CORPORATION
                  SALARIED SAVINGS AND INVESTMENT PLAN
                     PLAN'S EIN #39-0690900 PLAN #003

  SCHEDULE 1-ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1997
                              Description of Investment Including
Identity of Issue, Borrower,    Maturity Date, Rate of Interest,
 Lessor, or Similar Party      Collateral, Par or Maturity Value     Cost         Current Value
 Nationwide Life Insurance    Pooled separate account - Templeton
   Company                       Foreign Fund I                        *          $  1,212,526
 Nationwide Life Insurance    Pooled separate account - Fidelity
   Company                       Magellan Fund                         *             3,855,782
 Wausau-Mosinee Paper         Common stock-Wausau-Mosinee Paper
   Corporation                   Common Stock Fund                     *             1,528,800
 Nationwide Life Insurance    Group annuity contract: Nationwide
   Company                       Indexed Fixed Option 6.75%        3,130,103         3,130,103
 Nationwide Life Insurance    Pooled separate account-Neuberger
   Company                       & Berman Lim Mat Bond Trst            *               142,220
 Nationwide Life Insurance    Pooled separate account-Dreyfus A
   Company                       Bonds Plus                            *               105,373
 Nationwide Life Insurance    Pooled separate account-Fidelity
   Company                       Puritan Fund                          *             1,005,663
 Nationwide Life Insurance    Pooled separate account-Phoenix
   Company                       Balanced Fund                         *                74,776
 Nationwide Life Insurance    Pooled separate account-Neuberger
   Company                       & Berman Guardian Trust               *             4,905,454
 Nationwide Life Insurance    Pooled separate account-Dreyfus
   Company                       S & P 500 Index Fund                  *             1,350,921
 Nationwide Life Insurance    Pooled separate account - Janus
   Company                       Twenty Fund                           *             1,251,599
 Nationwide Life Insurance    Pooled separate account-Janus
   Company                       Worldwide Fund                        *             1,032,575
 Nationwide Life Insurance    Pooled separate account-NSAT
   Company                       Small Company Fund                    *                72,318
 Nationwide Life Insurance    Pooled separate account-Warburg-
   Company                       Pincus Emerging Growth Fund           *               182,719
 Nationwide Life Insurance    Pooled separate account-Personal
   Company                       Portfolio 1                           *                68,044
 Nationwide Life Insurance    Pooled separate account-Personal
   Company                       Portfolio 2                           *                96,350
 Nationwide Life Insurance    Pooled separate account-Personal
   Company                       Portfolio 3                           *                 2,716
 Nationwide Life Insurance    Pooled separate account-Personal
   Company                       Portfolio 4                           *               126,190
 Nationwide Life Insurance    Pooled separate account-Personal
   Company                       Portfolio 5                           *               183,184
 Nationwide Life Insurance    Pooled separate accoumt-Personal
   Company                       Portfolio 6                           *               394,461
 Participant Loans            Rate during year 7.5%-11.0%              0               471,871

 * The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

                        See Independent Auditor's Report

                                      WAUSAU-MOSINEE PAPER CORPORATION
                                    SALARIED SAVINGS AND INVESTMENT PLAN
                                      PLAN'S EIN #39-0690900 PLAN #003

               SCHEDULE 2 - ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                             December 31, 1997

                                                                             Expense
                                                                               In-               Current
                                                                             curred               Value      Net
                                                                              with             of Asset on  Gain
Identity of Party      Description            Purchase      Selling   Lease  trans-  Cost of   Transaction   or
     Involved           of Asset                Price        Price    Rental action   Asset       Date    (Loss)
 Nationwide Life      Pooled separate         3,185,028        N/A     N/A   N/A    3,185,028    3,185,028  N/A
   Insurance Company    account -
                      Nationwide Indexed
                      Fixed Option

 Nationwide Life      Pooled separate           998,971        N/A     N/A   N/A          N/A      998,971  N/A
   Insurance Company    account -
                      Fidelity Puritan
                        Fund

 Nationwide Life      Pooled separate         5,453,964        N/A    N/A    N/A          N/A    5,453,964  N/A
   Insurance Company    account -
                      Neuberger & Berman
                        Guardian Trust

 Nationwide Life      Pooled separate         1,291,729        N/A    N/A    N/A          N/A    1,291,729  N/A
   Insurance Company    account -
                      Dreyfus S & P 500
                        Index Fund

 Nationwide Life      Pooled separate         1,388,806        N/A    N/A    N/A          N/A    1,388,806  N/A
   Insurance Company    account -
                      Fidelity Magellan
                        Fund

 Nationwide Life      Pooled separate         1,259,165        N/A    N/A    N/A          N/A    1,259,165  N/A
   Insurance Company    account -
                      Janus Twenty Fund

 Nationwide Life      Pooled separate         1,048,706        N/A    N/A    N/A          N/A    1,048,706  N/A
   Insurance Company    account -
                      Janus Worldwide
                        Fund

 Neuberger & Berman   Registered                    N/A  6,623,919   N/A     N/A          N/A    6,623,919  N/A
   Management, Inc.     investment
                        company
                      Neuberger & Berman
                        Guardian Fund

                                                            -23-

 Wausau-Mosinee       Common stock -               N/A     903,340   N/A     N/A          N/A      903,340  N/A
   Paper Corporation    Wausau-Mosinee
                        Paper Corp Common
                        Stock Fund

 Marshall & Ilsley    Common/collective            N/A   1,062,008   N/A     N/A          N/A    1,062,008  N/A
   Corporation          trust - Marshall &
                        Ilsley Balanced Fund

 Employers Life       Group annuity contract       N/A   4,702,310   N/A     N/A          N/A    4,702,310  N/A
   Insurance Company    General Account
   of Wausau

                                     See Independent Auditor's Report

                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   WAUSAU-MOSINEE PAPER CORPORATION
                                   SALARIED SAVINGS AND INVESTMENT PLAN




 DATE: June 29, 1998               LARRY A. BAKER
                                   Larry A. Baker
                                   Trustee

                             EXHIBIT INDEX
                                  TO
                               FORM 11-K
                                  OF
               WAUSAU-MOSINEE PAPER CORPORATION SALARIED
                      SAVINGS AND INVESTMENT PLAN
                 FOR THE YEAR ENDED DECEMBER 31, 1997
             Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel

               Consent of Independent Accountants